UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015
Commission File Number: 033-97038

BROOKFIELD ASSET MANAGEMENT INC.
(Translation of registrant’s name into English)

Brookfield Place
 Suite 300 181 Bay Street, P.O. Box 762
Toronto, Ontario, Canada M5J 2T3
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐    Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit 99.1 of this Form 6-K shall be incorporated by reference as an exhibit to the Registration Statement of Brookfield Asset Management Inc. on Form F-10 (File No. 333-198444).

EXHIBIT LIST

Exhibit	Description

99.1	BROOKFIELD ASSET MANAGEMENT REPORTS NET INCOME OF $5.2 BILLION

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD ASSET MANAGEMENT INC.

Date: February 13, 2015	By:	/s/ A.J. Silber
Name: A.J. Silber
Title: Corporate Secretary